UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INTRABIOTICS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

46116T 506

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 46116T 506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tang Capital Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,988,139

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,988,139

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,988,139

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.8%

12.	Type of Reporting Person (See Instructions) PN

Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tang Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,988,139

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,988,139

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,988,139

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.8%

12.	Type of Reporting Person (See Instructions) OO

Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kevin C. Tang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 29,471

	6.	Shared Voting Power 1,988,139

	7.	Sole Dispositive Power 29,471

	8.	Shared Dispositive Power 1,988,139

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,017,610

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.0%

12.	Type of Reporting Person (See Instructions) IN

Page 4 of 9 Pages

C.            The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.
	(a)	Name of Issuer Intrabiotics Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1009 Oak Hill Road, Suite 201, Lafayette, CA 94549

Item 2.
	(a)	Name of Person Filing Tang Capital Partners, LP; Tang Capital Management, LLC, Kevin C. Tang
	(b)	Address of Principal Business Office or, if none, Residence 4401 Eastgate Mall, San Diego, CA 92121
	(c)	Citizenship Place of organization for the above entities is Delaware. Citizenship of Kevin C. Tang is United States.
	(d)	Title of Class of Securities Common Stock, par value $.001
	(e)	CUSIP Number 46116T 506

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 5 of 9 Pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

Tang Capital Partners, LP	1,988,139 shares
Tang Capital Management, LLC	1,988,139 shares
Kevin C. Tang	2,017,610 shares

Tang Capital Partners, LP (“Tang Capital Partners”) is the record and beneficial owner of 685,677 shares of the Issuer’s common stock, and has the right to acquire an additional 1,302,462 shares of common stock upon exercise of warrants or conversion of convertible securities it holds.  Kevin C. Tang is the beneficial owner of 29,471 shares of the Issuer’s common stock, comprising 583 shares owned by Justin Lee Tang under the Uniform Transfers to Minors Act, for which Kevin C. Tang serves as trustee, and 28,888 shares issuable upon the exercise of options held by Mr. Tang within 60 days of December 31, 2005.  Justin Lee Tang is Kevin C. Tang’s son.  Tang Capital Management, LLC as the general partner of Tang Capital Partners and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners.  Kevin C. Tang disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b)	Percent of class:

Tang Capital Partners, LP	18.8%
Tang Capital Management, LLC	18.8%
Kevin C. Tang	19.0%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	29,471 shares

(ii)	Shared power to vote or to direct the vote

Tang Capital Partners, LP	1,988,139 shares
Tang Capital Management LLC	1,988,139 shares
Kevin C. Tang	1,988,139 shares

(iii)	Sole power to dispose or to direct the disposition of

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	29,471 shares

(iv)	Shared power to dispose or to direct the disposition of

Tang Capital Partners, LP	1,988,139 shares
Tang Capital Management LLC	1,988,139 shares
Kevin C. Tang	1,988,139 shares

Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NOT APPLICABLE.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
NOT APPLICABLE.

Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE.

Item 9.	Notice of Dissolution of Group
NOT APPLICABLE.

Page 7 of 9 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2006

TANG CAPITAL PARTNERS, LP
By: Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

Page 9 of 9 Pages